SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

NOTICE TO THE MARKET

TIM seals partnership with LT Amazonas to built a backbone in the North Region

Rio de Janeiro, July 14th, 2011 - TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU) announces that it has signed a contract with the consortium LT Amazonas for installation of optical cables in the towers of transmission lines and electric power substations over 27 cities in the states of Amazonas, Pará and Amapá.

LT Amazonas is formed by the companies Linhas de Xingu Transmissora de Energia S.A., Linhas de Macapá Transmissora de Energia S.A. and Manaus Transmissora de Energia S.A.

The project, scheduled to begin in October this year and ending in 2013, represents an investment amount of R$171 million, which will increase the capacity of voice and data transmission in the region by 100 times, coming from a satellite infrastructure to now terrestrial, using energy transmission towers. The start-up is scheduled for January 2013.

The project is part of the company's investments to expand its business and offering higher quality services throughout the national territory. The greatest benefit is the stability of services, which will feature the latest technology in optical transmission to support the growing demand for voice and data. In addition, through Intelig, it will be possible to offer consumers fixed-line and data services in the region at more competitive prices.

For further information, please contact Investor Relations department:
ri@timbrasil.com.br

Rio de Janeiro, July 14th, 2011

TIM PARTICIPAÇÕES S.A.
Claudio Zezza
Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:July 14, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.